Exhibit 99.3

THE CLOROX COMPANY
RECONCILIATION OF ECONOMIC PROFIT (UNAUDITED) (1)

Dollars in millions	FY16	FY15	FY14
Earnings from continuing operations before income taxes	$983	$921	$884
Noncash U.S. GAAP restructuring and intangible asset impairment costs	9	1	3
Interest expense	88	100	103
Earnings from continuing operations before income taxes,
noncash U.S. GAAP restructuring and intangible asset impairment
costs, and interest expense	$1,080	$1,022	$990
Income taxes on earnings from continuing operations before
income taxes, noncash U.S. GAAP restructuring and intangible asset
impairment costs and interest expense(2)	368	350	342
Adjusted after tax profit	$712	$672	$648
Average capital employed(3)	2,472	2,393	2,494
Capital charge(4)	222	214	225
Economic profit(1) (Adjusted after tax profit less capital charge)	$490	$458	$423

(1)	Economic profit (EP) is defined by the Company as earnings from continuing operations before income taxes, excluding noncash U.S. GAAP restructuring and intangible asset impairment costs, and interest expense; less an amount of tax based on the effective tax rate, and less a charge equal to average capital employed multiplied by a cost of capital rate. EP is a key financial metric that the Company’s management uses to evaluate business performance and allocate resources, and is a component in determining employee incentive compensation. The Company’s management believes EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit.
(2)	The tax rate applied is the effective tax rate on earnings from continuing operations, which was 34.1%, 34.2% and 34.6% in fiscal years 2016, 2015 and 2014, respectively.
(3)	Total capital employed represents total assets less non-interest bearing liabilities. Adjusted capital employed represents total capital employed adjusted to add back current year after tax noncash U.S. GAAP restructuring and intangible asset impairment costs. Average capital employed is the average of adjusted capital employed for the current year and total capital employed for the prior year, based on year-end balances. See below for details of the average capital employed calculation:

Total assets	$4,518	$4,164	$4,258
Less:
Accounts payable and accrued liabilities (5)	1,032	976	912
Income taxes payable	-	31	8
Other liabilities (5)	784	745	768
Deferred income taxes	82	95	103
Non-interest bearing liabilities	1,898	1,847	1,791
Total capital employed	2,620	2,317	2,467
After tax noncash U.S. GAAP restructuring
and intangible asset impairment costs	6	1	2
Adjusted capital employed	$2,626	$2,318	$2,469
Average capital employed	$2,472	$2,393	$2,494

(4)	Capital charge represents average capital employed multiplied by a cost of capital, which was 9% for all fiscal years presented. The calculation of capital charge includes the impact of rounding numbers.
(5)	Accounts payable and accrued liabilities were combined into one financial statement line as of June 30, 2016. The change has been retrospectively applied to all periods presented. Accounts payable and accrued liabilities and Other Liabilities are adjusted to exclude interest-bearing liabilities.